EXHIBIT 1

EURO DISNEY S.C.A. Group

First Half 2007 Results Announcement

CONDENSED CONSOLIDATED INTERIM SEGMENT STATEMENTS OF INCOME

(€ in millions, unaudited)	Resort segment	Real estate development segment	First Half 2007

Revenues	506.1	6.5	512.6
Costs and expenses	(544.0)	(4.9)	(548.9)

Operating margin	(37.9)	1.6	(36.3)
Net financial charges	(45.9)	0.3	(45.6)
Loss from equity investments	(0.1)	-	(0.1)

(Loss) / income before taxes	(83.9)	1.9	(82.0)
Income tax benefit (expense)	-	-	-

Net (loss) / income	(83.9)	1.9	(82.0)